Exhibit 1

Group Member	Number of Shares and Class

W. Kent Taylor 6040 Dutchmans Lane, Suite 200 Louisville, KY 40205	7,296,382 Common Stock (See W. Kent Taylor cover page for additional information)

LD Holdings LLC c/o W. Kent Taylor 6040 Dutchmans Lane, Suite 200 Louisville, KY 40205 Kentucky limited liability company	94,998 Common Stock

PMB Holdings LLC c/o W. Kent Taylor 6040 Dutchmans Lane, Suite 200 Louisville, KY 40205 Kentucky limited liability company	0* Common Stock

*                                         Explanatory Note: During Texas Roadhouse, Inc.’s (“TXRH”) fiscal year ended December 27, 2011, PMB Holdings LLC sold all of its TXRH Common Stock.  As a result, PMB Holdings LLC will no longer be a member of the group after the filing of this Amendment No. 7 to Schedule 13G, which shall constitute PMB Holdings LLC’s exit filing.